Reflect Scientific, Inc.

1270 South 1380 West

Orem, Utah 84058

October 19, 2007

David Burton

Division of Corporation Finance

Mail Stop 6010

United Stated Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:          Reflect Scientific, Inc.

8-K, Item 4.01-October 9, 2007

File No. 0-31377

Dear Mr. Burton:

To assist the staff of the Commission in completing its review of the above referenced filing, the comments from your comment letter dated October 12, 2007, are quoted below and are followed in each case by the Company’s response thereto.

Item 4.01. Changes in Registrant’s Certifying Accountants

Comment No. 1

Please amend your Form 8-K to specifically state whether your former auditor resigned, declined to stand for re-election, or was dismissed as required by Item 304(a)(1)(i) of Regulation S-B.  Although we note the reason for the change, it is not sufficient to state “we were required to change auditors”, as that wording may be unclear to a reader.  Disclose the date your relationship ended for purposed of performing audit services.

Response

We have revised the filing to reflect that we terminated our former auditors because of the hiring of David Strate as our CFO.

Comment No. 2

As required by Item 304(a)(1)(ii) of Regulation S-B, disclose whether the former accountant’s report on your financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification.

Response

We have revised the filing to indicate we had no adverse opinions from the auditors for either of the past two years.

Comment No. 3

To the extent that you amend the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with your item 304 disclosures, or the extent to which the accountant does not agree.

David Burton

United States Securities and Exchange Commission

October 19, 2007

Response

We have requested that our former auditors provide a letter on the amended 8-K.

We also acknowledge that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or need further information, please telephone.

Sincerely,

Reflect Scientific, Inc.

/s/David Strate

David Strate, CFO